

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2011

Edward D. Ford
Chief Financial Officer
North American Nickel Inc.
301 - 260 West Esplanade
North Vancouver, BC V7M 3G7

     Re: North American Nickel Inc.
             Form 20-F for Fiscal Year Ended
             December 31, 2010
             Filed April 20, 2011
             File No. 000-14740

Dear Mr. Ford:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Ethan Horowitz

                    Ethan Horowitz
                    Branch Chief